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                               October 21, 2022

       Jeffrey Chi
       Chief Executive Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632

                                                        Re: Vickers Vantage
Corp. I
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed October 18,
2022
                                                            File No. 333-264941

       Dear Jeffrey Chi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Questions and Answers About the Business Combination and the Meeting
       Q: Will Vickers be able to satisfy the closing condition that requires to to have at least
       $5,000,0001...?, page 7

   1. We note your revised disclosure here and elsewhere in the prospectus that Scilex is
                                                        "currently evaluating"
the additional transfer of up to $21,000,000 in liabilities to Sorrento in order to allow
Scilex to satisfy the net tangible asset condition. Please revise your disclosure to clearly
state whether or not Scilex will transfer an amount of liabilities to
                                                        Sorrento such that
Scilex will satisfy the net tangible asset condition in the event that the number of shareholder
redemptions in connection with the Business Combination causes
                                                        Scilex's net tangible
assets to fall below $5,000,001, after accounting for the Debt
 Jeffrey Chi
Vickers Vantage Corp. I
October 21, 2022
Page 2
       Exchange Agreement and the Funding Commitment Letter.
Q: What are the Debt Exchange Agreement, the Funding Commitment Letter and the Vickers
Debt Agreement?, page 8

2. As previously requested in the second and third bullets to prior comment 2, please provide a more recent amount of the Aggregate Outstanding Amount that includes the additional debt incurred by Scilex and funded by Sorrento related to Scilex's repayment of the Scilex
       Pharma Notes on September 28, 2022 under the Debt Exchange Agreement section.
       Address this comment throughout your Form S-4, including within The
Funding
       Commitment Letter section.
Q: What is the Warrant Transfer Agreement?, page 9

3. We note that this agreement is based on the number of ordinary shares outstanding as of
       March 17, 2022. As a portion of these shares were requested to be redeemed with the Jun
       30, 2022 Shareholder Meeting, please expand your disclosures here and wherever the
       Warrant Transfer Agreement is discussed to note the current redemption percentage.
Q: What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 12

4. We note your response to prior comment 3, but do not note any revised disclosure responsive to our comment. Please revise or advise.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Chi
                                                            Division of
Corporation Finance
Comapany NameVickers Vantage Corp. I
                                                            Office of Life
Sciences
October 21, 2022 Page 2
cc:       Joan Guilfoyle, Esq.
FirstName LastName